UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AOL Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00184X105

(CUSIP Number)

Stephen D. Brook, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting person Timothy M. Armstrong
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO, PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,078,613
	8.	Shared voting power 481,300
	9.	Sole dispositive power 5,078,613
	10.	Shared dispositive power 481,300
11.	Aggregate amount beneficially owned by each reporting person 5,559,913
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.74%*
14	Type of reporting person (see instructions) IN

*	Based upon 78,573,804 shares of the Issuer’s common stock outstanding as of May 19, 2015, as disclosed in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9 dated May 26, 2015.

1.	Names of reporting person Armstrong Family Investment LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 514,300
	8.	Shared voting power 0
	9.	Sole dispositive power 514,300
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 514,300
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.65%*
14	Type of reporting person (see instructions) OO

*	Based upon 78,573,804 shares of the Issuer’s common stock outstanding as of May 19, 2015, as disclosed in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9 dated May 26, 2015.

1.	Names of reporting person Polar Capital Group, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 194,857
	8.	Shared voting power 0
	9.	Sole dispositive power 194,857
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 194,857
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.25%*
14	Type of reporting person (see instructions) OO

*	Based upon 78,573,804 shares of the Issuer’s common stock outstanding as of May 19, 2015, as disclosed in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9 dated May 26, 2015.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by Timothy M. Armstrong (“Mr. Armstrong”), Armstrong Family Investment LLC, a Delaware limited liability company (“AFI”) and Polar Capital Group, LLC, a Massachusetts limited liability company (“Polar Capital,” and together with Mr. Armstrong and AFI, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 8, 2013 (as it may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.01 par value per share, of AOL Inc., a Delaware corporation (the “Issuer”). Initially capitalized terms used in this Amendment No. 1 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source or Amount of Funds or Other Consideration.

The third paragraph of Item 3 of this Schedule 13D is hereby amended and restated as follows:

55,600 Shares were purchased by Mr. Armstrong in an open market purchase on May 8, 2014, at a price of $36.0814 per Share.

The remaining 4,291,179 Shares beneficially owned by Mr. Armstrong were issued to Mr. Armstrong by the Issuer in the form of stock options and other equity awards.

Item 4.	Purpose of Transaction.

The final sentence of the disclosure set forth in Item 4 of this Schedule 13D is hereby amended, restated and supplemented with the following disclosure:

On May 12, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Verizon Communications Inc., a Delaware corporation (“Verizon”), and Hanks Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Verizon (“Acquisition Sub”), pursuant to which Verizon agreed to cause Acquisition Sub, on the terms and subject to the conditions set forth in the Merger Agreement, to conduct a tender offer (the “Offer”) for all of the Company’s common stock and then merge with and into the Issuer, as a result of which the Issuer would become a wholly owned subsidiary of Verizon and cease to be a publicly traded company (the “Merger”). Acquisition Sub commenced the Offer on May 26, 2015. According to the tender offer statement on Schedule TO filed by Verizon and Acquisition Sub with the Commission on May 26, 2015, the Offer is currently scheduled to expire at 11:59 p.m. on June 22, 2015.

The Reporting Persons have tendered into the Offer all Shares beneficially owned by them and eligible for participation in the Offer. Specifically:

•	On June 15, 2015, the Reporting Persons tendered 1,482,845 Shares into the Offer, representing all of the 514,300 Shares owned by AFI, 477,000 Shares over which Mr. Armstrong has shared voting and dispositive power and 491,545 Shares over which Mr. Armstrong has sole voting and dispositive power;

•	On June 16, 2015, the remaining 4,300 Shares over which Mr. Armstrong has shared voting and dispositive power were tendered into the Offer; and

•	On June 17, 2015, all of the 194,857 Shares owned by Polar Capital were tendered into Offer.

The Reporting Persons reserve their right to withdraw such tenders at any time permitted by the terms and conditions of the Offer.

In connection with the Merger, Mr. Armstrong has entered into a letter agreement with Verizon (the “Armstrong Letter Agreement”), which describes the terms of his continued employment with the Company following the consummation of the Merger. Provided that Mr. Armstrong continues to be employed with the Company through the consummation of the Merger, the Armstrong Letter Agreement will become effective upon, and subject to, the consummation of the Merger. The material terms of the Armstrong Letter Agreement are described on pages 7-8 of the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9 dated May 26, 2015, which description is incorporated herein by reference.

Except as set forth in this Item 4 (including the terms and conditions set forth in the Merger Agreement and the Armstrong Letter Agreement), the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	The aggregate number of Shares beneficially owned by the Reporting Persons is 5,559,913 as of the close of business on June 17, 2015. The aggregate percentage of Shares beneficially owned by the Reporting Persons is 6.74% based upon 78,573,804 Shares outstanding as of May 19, 2015 and 3,877,911 stock options that may be exercised by Mr. Armstrong within the next 60 days.

514,300 Shares are held in the name of AFI. AFI has the sole power to vote and dispose of the Shares that it holds directly. As the direct controlling member of AFI, Mr. Armstrong has the sole power to direct the vote and disposition of the Shares held by AFI.

194,857 Shares are held in the name of Polar Capital. Polar Capital has the sole power to vote and dispose of the Shares that it holds directly. As the direct controlling member of Polar Capital, Mr. Armstrong has the sole power to direct the vote and disposition of the Shares held by Polar Capital.

Of the remaining Shares which are the subject of this Schedule 13D, Mr. Armstrong has sole voting and investment power with respect to 4,369,456 shares beneficially owned, and shared voting and investment power with respect to 481,300 shares held by him and his spouse as joint tenants.

(c) Except as disclosed in this Amendment No. 1, the Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days.

(d) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The list of documents and descriptions regarding contracts, arrangements, understandings or relationships with respect to securities of the Issuer set forth in this Schedule 13D is hereby amended and supplemented by incorporating by reference the following additional documents:

(a)	Agreement and Plan of Merger, dated as of May 12, 2015, by and among Verizon Communications Inc., Hanks Acquisition Sub, Inc. and AOL Inc., filed as Exhibit 2.1 to the Issuer’s Form 8-K, dated May 12, 2015; and

(b)	Letter Agreement, dated May 12, 2015, between Verizon Communications Inc. and Tim Armstrong, filed as Exhibit (d)(3) to Verizon’s Schedule TO filed May 26, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2015	/s/ Timothy M. Armstrong
Timothy M. Armstrong

Armstrong Family Investment LLC

Date: June 17, 2015	/s/ Donald P. Armstrong, Jr.
	By:	Donald P. Armstrong, Jr.
	Its:	Manager

Polar Capital Group, LLC

Date: June 17, 2015	/s/ Donald P. Armstrong, Jr.
	By:	Donald P. Armstrong, Jr.
	Its:	Manager